FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending October 31, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons

I give below details of changes in interests in the American Depositary Shares
(ADSs) of GlaxoSmithKline plc in respect of the under-mentioned Director:-


Dr J-P Garnier                Exercise of options on 30 October 2006 over 68,411 ADSs granted on 21
                              November 1996, which would have lapsed on 20 November 2006, under the
                              SmithKline Beecham Employee Share Option Plan 1991 at a price of $28.159 per
                              ADS. The sale of 45,500 ADSs on 30 October 2006 at an average price of
                              $53.12.

                              Following this transaction Dr Garnier's total shareholding in the Company is
                              529,769.32 ADSs, which includes 217,892 ADSs that have been earned but deferred under the share programmes operated by the Company. At the price at which the above options were exercised, Dr Garnier's holding is equivalent to more than 16 times his annual basic salary.


The Company was advised of these transactions on 31 October 2006.

This notification is in accordance with Disclosure Rule 3.1.4R(1)(b).

S M Bicknell
Company Secretary

31 October 2006



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 31, 2006                                    By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc